Exhibit (a)(5)(F)

Evan J. Smith (SBN242352)

BRODSKY & SMITH, LLC

9595 Wilshire Boulevard, Suite 900

Beverly Hills, CA 90212

Telephone:      (877) 534·2590

Facsimile:       (310) 247-0160

esmith@brodsky-smith.com

Counsel for Plaintiff

[Additional Counsel Appears Below Signature Line]

SUPERIOR COURT OF CALIFORNIA

COUNTY OF SANTA CLARA

PHILLIP KIM, Individually and on Behalf of All Others Similarly Situated,

                                                             Plaintiff,

                                         vs.

ALEXZA PHARMACEUTICALS, INC., THOMAS B. KING, KEVIN BUCHI, DEEPIKA R. PAKJANATHAN, PhD, J. LEIGHTON READ, MD, GORDON RINGOLD, PhD, ISAAC STEIN, JOSEPH L. TURNER GRUPO FERRER INTERNACIONAL, S.A., FERRER PHARMA INC.,

                                                             Defendants.

Case No.: CLASS ACTION COMPLAINT FOR: (1) BREACH OF FIDUCIARY DUTY (2) AIDING AND ABETTING BREACH OF FIDUCIARY DUTY JURY TRIAL DEMANDED

Plaintiff Phillip Kim, by his attorneys, for his complaint against defendants, alleges upon personal knowledge with respect to paragraph 4, and upon information and belief based, inter alia, upon the investigation of counsel, as to all other allegations herein, as follows:

NATURE AND SUMMARY OF THE ACTION

1. This is a shareholder class action brought by Plaintiff on behalf of holders of the common stock of Alexza Pharmaceuticals, Inc. (“Alexza” or “Company”) to enjoin the acquisition of all publicly owned shares of Alexza common stock by Grupo Ferrer Internacional, S.A., (“Grupo Ferrer”) and Ferrer Pharma Inc. (“Ferrer” or “Merger Sub”) (collectively,

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“Defendants”) for $0.90 per share in cash plus one contractual contingent value right per share of Company Common Stock (each, a “CVR”), which shall represent the right to receive up to four contingent payments, if any, upon the achievement of certain milestones at the times and subject to the terms and conditions of the CVR Agreement, net to the holder thereof in cash, subject to reduction for any applicable withholding taxes in respect thereof, without interest (together with the Cash Consideration, the “Offer Price”) (“Proposed Transaction”).

2. On May 10, 2016, Alexza and Grupo Ferrer announced that they had entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Grupo Ferrer, through its wholly-owned subsidiary Ferrer will acquire all outstanding shares of Alexza common stock (the “Proposed Transaction” or “Merger”). Pursuant to the terms of the Merger Agreement, for each share of Alexza common stock, shareholders will be entitled to receive for $0.90 per share in cash plus one contractual contingent value right per share of Company Common Stock (each, a “CVR”), which shall represent the right to receive up to four contingent payments, if any, upon the achievement of certain milestones at the times and subject to the terms and conditions of the CVR Agreement.

3. In facilitating the acquisition of Alexza by Grupo Ferrer for grossly inadequate consideration and through a flawed process, each of the Defendants breached and/or aided the other Defendants’ breaches of their fiduciary duties. For these reasons and as set forth in detail herein, Plaintiff seeks to enjoin Defendants from taking any steps to consummate the Proposed Transaction or, in the event the Proposed Transaction is consummated, recover damages resulting from the Individual Defendants’ (as defined herein) violations of their fiduciary duties.

THE PARTIES

4. Plaintiff Phillip Kim is an Alexza shareholder and has held shares of Alexza at all times relevant to this action.

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5. Defendant Alexza is a Delaware corporation and a pharmaceutical company that focuses on the research, development, and commercialization of proprietary products for the acute treatment of central nervous system conditions worldwide. Alexza’s product candidates are based on a proprietary technology, the Staccato system, which vaporizes an excipient-free drug to form a condensation aerosol that, when inhaled, allows for rapid systemic drug delivery. It offers ADASUVE (Staccato loxapine) inhalation powder for the acute treatment of agitation associated with schizophrenia or bipolar I disorder in adults. Alexza also engages in developing AZ-002 (Staccato alprazolam) for treating patients with acute repetitive seizures, as well as in Phase 2a study for patients with epilepsy; and AZ-007 (Staccato zaleplon) for the treatment of insomnia in patients who have difficulty falling asleep, including patients who awake in the middle of the night and have difficulty falling back asleep. It has collaboration agreement with Grupo Ferrer Internacional S.A. The company was formerly known as Alexza Molecular Delivery Corporation and changed its name to Alexza Pharmaceuticals, Inc. in July 2005. Alexza Pharmaceuticals, Inc. was incorporated in 2000 and is based in Mountain View, California. Alexza’s shares are traded on the New York Stock Exchange, ticker symbol “ALXA.” As of May 11, 2016, Alexza had approximately 21,750,615 shares outstanding. The Company’s chief executive offices and principal place of business is located at 2091 Stierlin Court, Mountain View, CA 94043. Alexza may be served with process by and through its registered agent, Mark K. Oki, 2091 Stierlin Court, Mountain View, CA 94043.

6. Defendant Thomas B. King (“King”) has served as the President, Chief Executive Officer and a member of the Board since June 2003. Defendant King may be served with process at 2091 Stierlin Court, Mountain View, CA 94043, or wherever he may be found.

7. Defendant J. Kevin Buchi (“Buchi”) has served as a member of the Board since January 2013. Defendant Buchi may be served with process at 1338 Le Boutillier Road, Malvern, PA 19355, or wherever he may be found.

8. Defendant Deepika R. Pakianathan, PhD (“Pakianathan”) has served as a member of the Board since November 2004. Pakianathan may be served with process at 145 Fallen Leaf Drive, Burlingame, CA 94010, or wherever he may be found.

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9. Defendant J. Leighton Read, MD (“Read”) has served as a member of the Board since November 2004. Read may be served with process at 375 Coleridge Avenue, Palo Alto, CA 94301, or wherever he may be found.

10. Defendant Gordon Ringold, PhD (“Ringold”) has served as a member of the Board since June 2001. Ringold may be served with process at 12004 Adobe Creek Lodge Road, Los Altos Hill, CA 94022, or wherever he may be found.

11. Defendant Isaac Stein (“Stein”) has served as a member of the Board since June 2001. Stein may be served with process at 61 Monte Vista Avenue, Atherton, CA 94027, or wherever he may be found.

12. Defendant Joseph L. Turner (“Turner”) has served as a member of the Board since July 2010. Turner may be served with process at 2091 Stierlin Court, Mountain View, CA 94043, or wherever he may be found.

13. The defendants named in paragraphs 7 through 13 will be referred to herein as the “Individual Defendants.”

14. Defendant Grupo Ferrer Internacional, S.A. (“Grupo Ferrer”) is a Spanish sociedad anonima. Grupo Ferrer may be served with process at Diagonal 549, 5th Floor, E-08029 Barcelona.

15. Defendant Ferrer Pharma Inc. (“Ferrer”) is a Delaware corporation and a wholly-owned subsidiary of Grupo Ferrer. On information and belief, Merger Sub was organized on April 48, 2016 for the purposes of effectuating the Proposed Transaction. Ferrer may be served with process by and through its registered agent, National Corporate Research, Ltd., 850 New Burton Road, Suite 201, Dover, DE 19904.

JURISDICTION AND VENUE

16. This Court has jurisdiction over all causes of action asserted herein pursuant to the California Constitution, Article VI, §10.

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17. This Court has jurisdiction over the Individual Defendants because they have sufficient minimum contacts with California to render the exercise of jurisdiction by the California courts permissible under traditional notions of fair play and substantial justice. Defendants conduct business and/or maintain offices in California, and Alexza’s headquarters and its principal place of business is located in Emeryville, California.

18. Venue is proper in this Court because Alexza and one or more of the defendants either resides in or maintains executive offices in this County, a substantial portion of the transactions and wrongs complained of herein, including the defendants’ participation in the wrongful acts detailed herein in violation of their fiduciary and other duties, occurred in this County, and defendants have received substantial compensation in this County by doing business here and engaging in numerous activities which had an effect in this County.

FIDUCIARY DUTIES OF THE INDIVIDUAL DEFENDANTS

19. By reason of the Individual Defendants’ positions with the Company as officers and/or directors, said individuals are in a fiduciary relationship with Plaintiff and the other shareholders of Alexza and owe Plaintiff and the other members of the Class (defined herein) the duties of good faith, fair dealing, loyalty, and full and candid disclosure.

20. By virtue of their positions as directors and/or officers of Alexza, the Individual Defendants, at all relevant times, had the power to control and influence, and did control and influence and cause Alexza to engage in the practices complained of herein.

21. Each of the Individual Defendants is required to act in good faith, in the best interests of the Company’s shareholders and with such care, including reasonable inquiry, as would be expected of an ordinarily prudent person. In a situation where the directors of a publicly traded company undertake a transaction that may result in a change in corporate control, the directors must take all steps reasonably required to maximize the value shareholders will

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receive rather than use a change of control to benefit themselves, and to disclose all material information concerning the proposed change of control to enable the shareholders to make an informed voting decision. To diligently comply with this duty, the directors of a corporation may not take any action that:

a.	adversely affects the value provided to the corporation’s shareholders;

b.	contractually prohibits them from complying with or carrying out their fiduciary duties;

c.	discourages or inhibits alternative offers to purchase control of the corporation or its assets;

d.	will otherwise adversely affect their duty to search for and secure the best value reasonably available under the circumstances for the corporation’s shareholders; or

e.	will provide the directors and/or officers with preferential treatment at the expense of, or separate from, the public shareholders.

22. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction, violated duties owed to Plaintiff and the other shareholders of Alexza, including their duties of loyalty, good faith and independence, insofar as they, among other things, engaged in self-dealing and obtained for themselves personal benefits, including personal financial benefits, not shared equally by Plaintiff or the other shareholders of Alexza common stock.

CLASS ACTION ALLEGATIONS

23. Plaintiff brings this action on his own behalf and as a class action pursuant to California Code of Civil Procedure Section 382 on behalf of all other holders of Alexza common stock who are being and will be harmed by Defendants’ actions described below (“Class”). Excluded from the Class are Defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the Defendants.

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24. This action is properly maintainable as a class action because:

a.	The Class is so numerous that joinder of all members is impracticable. As of May 11, 2016, the Company had approximately 21,750,615 shares of Alexza common stock issued and outstanding. The actual number of public shareholders of Alexza will be ascertained through discovery.

b.	There are questions of law and fact which are common to the Class, including the following:

i)	whether the Individual Defendants have breached their fiduciary duties with respect to Plaintiff and the other members of the Class in connection with the Proposed Transaction.

ii)	whether the Individual Defendants have breached their fiduciary duty to obtain the best price available for the benefit of Plaintiff and the other members of the Class in connection with the Proposed Transaction; and

iii)	whether Plaintiff and the other members of the Class would suffer irreparable injury were the Proposed Transaction complained of herein consummated.

c.	Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature and will fairly and adequately protect the interests of the Class.

d.	Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff does not have any interests adverse to the Class.

e.	The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.

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f.	Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

SUBSTANTIVE ALLEGATIONS

25. Alexza is focused on the development of novel proprietary products for acute treatment of underserved medical needs. Its commercial product and pipeline candidates are based on Alexza’s proprietary Staccato® system, which vaporizes an excipient-free drug to form an orally inhaled aerosol.

26. On May 10, 2016, Alexza issued a press release announcing the Proposed Transaction, as follows:

Alexza Pharmaceuticals, Inc. (Nasdaq: ALXA, “Alexza”) and Grupo Ferrer Internacional, S.A. (“Ferrer”) today announced that they have entered into a definitive agreement under which Ferrer Pharma Inc. (“Ferrer Pharma”), a wholly-owned subsidiary of Ferrer, will acquire Alexza for $0.90 per share in cash. In addition to the upfront cash payment, Alexza stockholders will be granted contingent value rights to receive cash payments in four payment categories if specified milestones are achieved following the closing. The transaction is expected to close in the second quarter of 2016 and is subject to customary closing conditions.

The $0.90 per share cash consideration represents a 210% premium to Alexza’s closing share price on February 26, 2016, the last trading day prior to announcement that Alexza and Ferrer had entered into a non-binding letter of intent with respect to Ferrer’s proposed acquisition of Alexza, a 177% premium to the volume-weighted average trading price over the thirty trading days ending on February 26, 2016, and a 67% premium to the closing price on May 9, 2016.

“We see Ferrer as the ideal company to acquire Alexza as we continue to strive toward global commercial success with ADASUVE and to re-energize our Staccato-based product pipeline.” said Thomas B. King, President and CEO of Alexza. “Over the past four years, we have come to appreciate their professionalism. passion. dedication and commitment to Alexza’s technologies, products and people. With this combination, we feel that Alexza’s products will be well positioned for long-term success in serving important patient needs.”

“We are pleased that Alexza, the company that created and developed ADASUVE and the Staccato technology, will be part of Ferrer and we look forward to working with our new Alexza colleagues to continue creating significant value for

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patients worldwide. We firmly believe that the Staccato technology will change the lives of patients with severe mental and neurological disorders. At the same time it will help healthcare professionals to improve their management in the increasingly digitalized and personalized healthcare context,” said Jordi Ramentol, CEO of Ferrer.

Under the terms of the agreement, Ferrer Pharma will commence a tender offer to acquire all outstanding shares of Alexza’s common stock for $0.90 per share in cash plus one contingent value right entitling the stockholder to receive a pro-rata share of up to four payment categories in an aggregate (i.e., to all contingent value right holders assuming all four payments are made) maximum amount of $35 million (subject to certain deductions) if certain licensing payments and revenue milestones are achieved.

Upon successful completion of the tender offer, Ferrer Pharma will acquire all remaining shares not tendered in the tender offer through a second-step merger at the same price and with the obligation to make the same contingent cash consideration payments as are made to stockholders tendering their shares in the tender offer. The tender offer and withdrawal rights are expected to expire at 12:00 midnight, New York City time on the 20th business day after the launch of the tender offer, unless extended in accordance with the merger agreement and the applicable rules and regulations of the U.S. Securities and Exchange Commission (“SEC”).

The consummation of the tender offer is subject to various conditions, including a minimum tender of a number of Alexza shares that, when added to the shares held by Ferrer, represents a majority of outstanding shares (including shares issued upon the exercise of options). The Board of Directors of Alexza unanimously approved the transaction.

Guggenheim Securities, LLC acted as the financial advisor to Alexza, and Cooley LLP acted as legal advisor to Alexza. Skadden, Arps, Slate, Meagher & Flom LLP and J&A Garrigues, S.L.P. acted as legal advisors to Ferrer.

About Alexza Pharmaceuticals, Inc.

Alexza Pharmaceuticals is focused on the research, development, and commercialization of novel, proprietary products for the acute treatment of central nervous system conditions.

Alexza’s products and development pipeline are based on the Staccato system, a hand-held inhaler designed to deliver a pure drug aerosol to the deep lung, providing rapid systemic delivery and therapeutic onset, in a simple, non-invasive manner. Active pipeline product candidates include AZ-002 (Staccato alprazolam) for the management of epilepsy in patients with acute repetitive seizures and AZ-007 (Staccato zaleplon) for the treatment of patients with middle of the night insomnia.

ADASUVE® is Alexza’s first commercial product. ADASUVE is approved for marketing in 42 countries and has been submitted for approval in seven additional countries. ADASUVE has been launched and is currently available in 21 countries. Ferrer is Alexza’s commercial partner for ADASUVE in Europe, Latin America, the Commonwealth of Independent States countries, the Middle East and North Africa countries, Korea, the Philippines and Thailand.

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ADASUVE® and Staccato® are registered trademarks of Alexza Pharmaceuticals, Inc. For more information about Alexza, the Staccato system technology or Alexza’s development programs, please visit www.alexza.com.

About Ferrer

Founded in 1959, Ferrer is a privately-held European R&D-based pharmaceutical company headquartered in Barcelona. It is active in the pharmaceutical, health, fine chemicals and food sectors in Europe, Latin America, Africa, the Middle East, Asia and the United States. In total, Ferrer’s human healthcare products are commercialized in more than 95 countries, through 24 international affiliates (including joint ventures) and 70 partners and distributors.

Ferrer carries out activities throughout the full pharmaceutical value chain, from R&D to international marketing, including fine chemical development and the manufacturing of both raw materials and finished pharmaceuticals. Its research centers in Spain and Germany, and manufacturing sites in Europe and Latin America cover the pharmaceutical, diagnostics, vaccine, fine chemical, food and feed sectors. For more information, visit www.ferrer.com.

Forward-Looking Statements

Some statements in this release may be “forward-looking statements” for the purposes of the Private Securities Litigation Reform Act of 1995. In some cases forward-looking statements can be identified by words such as “believe,” expect,” “anticipate,” “plan,” “potential,” “continue” or similar expressions. Such statements are subject to certain risks and uncertainties, including the ability of the parties to complete the proposed acquisition of Alexza by Ferrer, the likelihood that the minimum number of Alexza shares are tendered in the offer related thereto, all closing conditions are satisfied and Alexza’s ability to secure additional funding to continue its operations through the proposed closing. Such forward-looking statements include risks and uncertainties, and there are important factors that could cause actual results to differ materially .from those expressed or implied by such forward-looking statements. These factors, risks and uncertainties are discussed in Alexza’s Annual Report on Form 10-K for the year ended December 31, 2015 as updated from time to time in Alexza’s filings with the SEC. None of Alexza, Ferrer and Ferrer Pharma is responsible for updating the information contained in this press release beyond the published date, or for changes made to this document by wire services or Internet services.

IMPORTANT INFORMATION FOR INVESTORS AND SECURITY HOLDERS

A tender offer for the outstanding shares of Alexza has not yet commenced. This communication is not an offer to buy or the solicitation of an offer to sell any securities. A solicitation and an offer to buy shares of Alexza will be made only pursuant to an offer to purchase and related materials that Ferrer intends to file with the SEC. When the tender offer is commenced, Ferrer Pharma will file a Tender Offer Statement on Schedule TO with the SEC, and thereafter Alexza will

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file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Investors and stockholders are urged to read the Tender Offer Statement (including the offer to purchase, the related letter of transmittal and other offer documents) and the Solicitation / Recommendation Statement on Schedule 14D-9 when they become available, as well as other documents filed with the SEC, because they will contain important information. The Tender Offer Statement and Solicitation/Recommendation Statement on Schedule 14D-9 (when available) will be sent free of charge to Alexza stockholders, and these and other materials filed with the SEC may also be obtained from Alexza upon written request to the Investor Relations Department, 2091 Stierlin Court, Mountain View, CA 94043, telephone number +1-650-944-7900 or from Alexza’s website, www.alexza.com. In addition, all of these materials (and all other documents filed with the SEC) will be available at no charge from the SEC through its website at www.sec.gov, or by directing requests for such materials to the information agent for the offer, which will be named in the tender offer statement.

27. The Company’s recent financial performance and analyst expectations establish that Grupo Ferrer’s offer is woefully inadequate. Alexza stock traded as high as $1.60 per share in the last year. In addition, at least one financial analyst covering the stock on Yahoo! Finance has set a target price for the Company at $1.25 per share. Both performance expectations are substantially above the $0.90 per share offer price and further evidence the inadequate consideration to be received by the Company’s shareholders.

28. As such, the Proposed Acquisition will allow Grupo Ferrer to purchase Alexza at an unfairly low price while availing itself of Alexza’s significant value and upside or long-term potential. Moreover, the Merger agreement precludes the Company from soliciting topping bidders. A topping bidder would have to emerge on its own.

29. If a topping bidder were to emerge and make a play for the Company, Grupo Ferrer has information and matching rights. These rights dissuade potential topping bidders because of, inter alia: (a) the cost of the time the topping bidder will spend during the process, which process the topping bidder has no guarantee of winning; and, (b) given the highly-competitive nature of the industry, these rapid information rights serve to dissuade a topping bidder as it will have to reveal business strategies and interests to Grupo Ferrer without any recourse or risk to Grupo Ferrer. That is on top of the up to $1 million termination fee the Company has to pay were it to accept a superior proposal.

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30. Further, if the merger agreement is terminated all outstanding unpaid principal and accrued interest owed on a Restated Note by Alexza will become immediately due and payable to Grupo Ferrer. On May 9, 2016, Alexza amended and restated that certain promissory note previously issued to Grupo Ferrer on September 28, 2015, as amended on March 21, 2016 and April 18, 2016 (the “Restated Note”), to, among other things (i) increase the maximum principal amount of the Restated Note to $6.3 million, (ii) extend the maturity date of the Restated Note to September 30, 2016 and (iii) provide for certain events of default under the Restated Note in connection with the Merger. As of May 10, 2016, the outstanding principal amount of the Restated Note was $6.3 million.

31. The takeover of Alexza, if consummated, will likely result in the Company’s shareholders losing their equity stake in the Company at below the Company’s true value. Unless enjoined by this Court, the Defendants will continue to breach and/or aid the breaches of fiduciary duties owed to plaintiff and the Class, and may consummate the takeover of Alexza, which will deprive Class members of their fair share of Alexza’s valuable assets and businesses to the irreparable harm of the Class.

FIRST CAUSE OF ACTION

(Against the Individual Defendants for Breach of Fiduciary Duties)

32. Plaintiff repeats and realleges each allegation set forth herein.

33. The Individual Defendants have violated fiduciary duties owed to public shareholders of Alexza

34. By the acts, transactions and courses of conduct alleged herein, the Individual Defendants have failed to obtain for Alexza public shareholders the highest value available for Alexza in the marketplace.

35. As demonstrated by the allegations above, the Individual Defendants breached their fiduciary duties owed to the shareholders of Alexza because they failed to take steps to maximize the value of Alexza to its public shareholders in a change of control transaction.

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36. As a result of the actions of defendants, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive the highest available value for their equity interest in Alexza. Unless the Individual Defendants are enjoined by the Court, they will continue to breach their fiduciary duties owed to Plaintiff and the members of the Class, all to the irreparable harm of the members of the Class.

37. Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from immediate and irreparable injury, which the Individual Defendants’ actions threaten to inflict.

SECOND CAUSE OF ACTION

(Against Grupo Ferrer, Merger Sub and Alexza for Aiding and Abetting the Individual Defendants’ Breaches of Fiduciary Duty)

38. Plaintiff repeats and realleges each allegation set forth herein.

39. Grupo Ferrer, Merger Sub and Alexza have acted and are acting with knowledge of, or with reckless disregard to, the fact that the Individual Defendants are in breach of their fiduciary duties to Alexza public shareholders, and have participated in such breaches of fiduciary duties.

40. Grupo Ferrer, Merger Sub and Alexza knowingly aided and abetted the Individual Defendants’ wrongdoing alleged herein. In so doing, Grupo Ferrer, Merger Sub and Alexza rendered substantial assistance in order to effectuate the Individual Defendants’ plan to consummate the Proposed Transaction in breach of their fiduciary duties.

41. Plaintiff has no adequate remedy at law.

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PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands relief in his favor and in favor of the Class and against Defendants as follows:

A. Declaring that this action is properly maintainable as a Class action and certifying Plaintiff as Class representative;

B. Enjoining Defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Transaction, unless and until the Company adopts and implements a procedure or process to obtain a merger agreement providing the best available terms for shareholders;

C. Rescinding, to the extent already implemented, the Proposed Transaction or any of the terms thereof, or granting Plaintiff and the Class rescissory damages;

D. Directing the Individual Defendants to account to Plaintiff and the Class for all damages suffered as a result of the wrongdoing;

E. Awarding compensatory damages in favor of Plaintiff against all Defendants for all losses and damages suffered as a result of Defendants’ wrongdoing alleged herein, in an amount to be determined at trial, together with interest thereon;

F. Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

G. Granting such other and further equitable relief as this Court may deem just and proper.

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JURY DEMAND

Plaintiff demands a trial by jury.

Dated: May 24, 2016	BRODSKY & SMITH, LLC

By: /s/ Evan J. Smith
Evan J. Smith (SBN242352)
9595 Wilshire Boulevard, Suite 900
Beverly Hills, CA 90212
Telephone: (877) 534-2590
Facsimile: (310) 247-0160

THE BRISCOE LAW FIRM, PLLC
Willie C. Briscoe
8150 North Central Expressway, Suite 1575
Dallas, Texas 75206
Tel: (214) 239-4568
wbriscoe@thebriscoelawfirm.com

POWERS TAYLOR LLP
Meredith Mathews
Campbell Centre II
8150 N. Central Expy., Suite 1575
Dallas, Texas 75206
Telephone: 214 239 8900
Facsimile: 214 239 8901

Cullin O’Brien Law, P.A.
Cullin O’Brien
6541 NE 21st Way
Ft. Lauderdale, Florida 33308
cullin@cullinobrienlaw.com
(561) 676-6370; (561) 320-0285 (fax)

Attorneys for Plaintiff

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